Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Software Acquisition Group, Inc. (the “Company”) on Form S-1 of our report dated July 15, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Software Acquisition Group, Inc. as of June 30, 2019 and for the period from May 9, 2019 (inception) through June 30, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 25, 2019